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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                         UNIMED PHARMACEUTICALS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                               Common Stock, $0.25
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  904801 10 7
           --------------------------------------------------------
                                 (CUSIP Number)

 Mr. Kevin Harris, 225 East Deerpath Road, Lake Forest, IL 60045 (847) 295-8665
 ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   May 25, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SECTION 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SECTION 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on its form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                        (Continued on following page(s))

                              Page 1 of  7  Pages
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CUSIP No. 904801 10 7                 13D                 Page  2  of  7   Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     EJ Financial/UNIMED Management, L.P 36-4299010
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                        (a)  / /
     of a Group  (See Instructions)                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of funds  (See Instructions): 00

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship of Place of Organization: Delaware

-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting
 Beneficially Owned                 Power        750,000 (See Items 5 and 6)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Number of Shares Beneficially Owned by Each
                                  Reporting Person with Shared Voting Power:  0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        750,000 (See Items 5 and 6)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power        0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 750,000

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11): 8.05%

-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions): PN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                    2

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CUSIP No. 904801 10 7                 13D                 Page  3  of  7   Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     John N. Kapoor
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                        (a)  / /
     of a Group  (See Instructions)                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of funds  (See Instructions): 00

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship of Place of Organization: United States

-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting
 Beneficially Owned                 Power        2,421,429 (See Items 5 and 6)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Number of Shares Beneficially Owned by Each
                                  Reporting Person with Shared Voting Power:

                                                    20,000 (See Items 5 and 6)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        2,421,429 (See Items 5 and 6)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           20,000 (See Items 5 and 6)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,441,429

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11): 26.23%

-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions): IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                     3

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                                                          Page  4   of 7   Pages
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ITEM 1:

        This statement is being jointly filed by EJ Financial/UNIMED Management, L.P. (the "Limited Partnership") and the Managing General Partner of the Limited Partnership, John N. Kapoor ("Kapoor") and relates to the Common Stock, par value $0.25 of Unimed Pharmaceuticals, Inc. (the "Company" or "Issuer") the principal office of which is located at 2150 East Lake Cook Road, Buffalo Grove, Illinois 60089.

ITEM 2:

(i) The Limited Partnership, a Delaware limited partnership, was organized in May, 1999 for the purpose of acquiring, owning, managing and selling property for investment purposes. The principal office of the Limited Partnership is 225 East Deerpath Road, Suite 250, Lake Forest, Illinois 60015. Within the least five years, the Limited Partnership has not been convicted of any criminal proceeding nor been subject to any final order or decree enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

(ii)    (a) John N. Kapoor

        (b) 225 East Deerpath Road, Suite 250, Lake Forest, Illinois 60015

        (c) President of EJ Financial Investments, Inc., 225 East Deerpath Road, Lake Forest, Illinois

        (d) No

        (e) No

        (f) United States

ITEM 3:

        The limited partners of Limited Partnership have each given notes (the "Notes") in the aggregate amount of $3,807,441 to the John N. Kapoor Trust dtd 9/20/89, (the "Trust") of which Kapoor is the sole Trustee and sole beneficiary. The Notes will be repaid from the outside resources of the limited partners of the Limited Partnership.

ITEM 4:

        The Limited Partnership has acquired 750,000 shares of the Issuer's common stock (the "Shares") from the Trust, of which Kapoor is the sole beneficiary and sole trustee. Kapoor is also the Managing General Partner of the Limited Partnership with sole power to vote and to sell the Shares. The Editha Kapoor 1995 Trust, of which Kapoor's spouse, Editha Kapoor is the sole trustee, is also named as a general partner, but has no authority to bind the Limited

                                     4
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                                                         Page  5   of 7   Pages
                                                              ---    ---

        Partnership nor to act on its behalf. The purpose of the transaction was to facilitate certain estate planning actions on behalf of Kapoor by transferring the Shares from the Trust to the Limited Partnership, the limited partners of which are all individuals or trusts established for individuals who have a family relationship with Kapoor or Kapoor's spouse. The Shares have been acquired for investment purposes only. Although the Reporting Persons have not formulated any definitive plans, they may from time to time acquire, or dispose of, common stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in Item 6 and elsewhere in this Schedule 13D, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5 - INTEREST AND SECURITIES OF THE ISSUER

       (a) The Limited Partnership is the record and beneficial owner of 750,000 shares of the Issuer's common stock. Kapoor, being the Managing General Partner of the Limited Partnership, is also deemed to be the beneficial owner of such 750,000 shares. In addition, Kapoor, individually, and through the John N. Kapoor Trust, dated 9/20/98 (the "Trust") of which he is the sole beneficiary and sole trustee, and through various trusts set up for the benefit of his minor children for which Kapoor's wife serves as sole trustee, and through EJ Financial Investments, III L.P., of which Kapoor is the managing general partner, beneficially owns an additional 1,691,429 shares, which number includes 250,000 options which are vested and currently exercisable for shares of common stock. Accordingly, pursuant to Rule 13d-3 under the Exchange Act, as of the date hereof, the Limited Partnership would be deemed beneficial owner of 750,000 shares of the Issuer's common stock. Based on the number of shares of Issuer's common stock outstanding as of June 11, 1999, such 750,000 shares represent approximately 8.05% of the Issuer's issued and outstanding common stock. In addition, Kapoor, again in accordance with Rule 13d-3, would be deemed beneficial owner of 2,441,429 shares which constitute, based on the number of shares of the Issuer's common stock outstanding as of June 11, 1999, approximately 26.23% of the Issuer's common stock.

       (b) The number of shares of Issuer common stock which each Reporting Person has:

           1. Limited Partnership.

              (i) Sole voting power:      750,000

             (ii) Shared voting power:      0

            (iii) Sole dispositive power: 750,000

             (iv) Shared dispositive power: 0

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                                                        Page  6   of 7   Pages
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         2.  Kapoor

              (i) Sole voting power: 2,421,429

             (ii) Shared voting power: 20,000

            (iii) Sole dispositive power: 2,421,429

             (iv) Shared dispositive power: 20,000

       (c) The following transactions were made in the 60 days prior to May 25, 1999.

           1. On May 25, 1999 ownership of 750,000 shares was transferred to the Limited Partnership in a private transaction as described in
              Item 4 above.

       (d) Not applicable.

       (e) Not applicable.


ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           On June 17, 1999, Utah Acquisition Corporation, a direct wholly-owned subsidiary of Solvay Pharmaceuticals, Inc., and an indirect wholly-owned subsidiary of Solvay S.A. (collectively, "Solvay"), announced an offer to purchase for cash all of the outstanding shares of common stock of the Company. Kapoor, as a director of the Company, voted, along with all of the Company's other directors, to support Solvay's tender offer and has confirmed to Solvay that, subject to his fiduciary duty as a trustee of certain trusts holding Company stock, he intends to tender all of the shares of the Company which he directly or indirectly owns, to Solvay pursuant to Solvay's tender offer.

ITEM 7 -  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Copy of an Agreement between the Limited Partnership and Kapoor to file this Statement on Schedule 13D on behalf of each of them.

                                     6
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                                                        Page  7   of 7   Pages
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 25, 1999
        Chicago, Illinois


                                   E. J. FINANCIAL/UNIMED MANAGEMENT, L.P.


                                   BY:     /s/ John N. Kapoor
                                       -------------------------------------
                                               JOHN N. KAPOOR
                                         Its Managing General Partner

                                           /s/ John N. Kapoor
DATED:  June 25, 1999                  --------------------------------------
        Chicago, Illinois                      JOHN N. KAPOOR

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